Otherweb, Inc.
Financial Statements
Years Ended December 31, 2022 and 2021

With Independent Accountant's Review Report

Table of Contents

Independent Accountant's Review Report

To the Management and Intended Users of
Otherweb, Inc. (formerly Valurank Corp)

I have reviewed the accompanying financial statements of Otherweb, Inc. (the Company) which comprise the balance sheet as of December 31, 2022 and 2021 and the related statements of income and retained earnings, and cash flows for the year then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Gabriel Otto

Gabriel Otto, CPA, CMA
Chicago, Illinois
January 27, 2023


Otherweb, Inc.
Statement of Financial Position
As of the years ended December 31, 2022 and 2021


		2022		2021
Assets				
Current Assets				
Cash and cash equivalents	$	21,294	$	44,213
Total current assets		21,294		44,213
Total assets	$	21,294	$	44,213
Liabilities and Equity				
Current Liabilities				
Bank overdraft	$	34,158	$	-
Accrued interest payable		1,266		-
Total current liabilities		35,424		-
Noncurrent Liabilities				
Convertible note		150,000		50,000
Accrued interest payable		808		266
Total noncurrent liabilities		150,808		50,266
Total liabilities		186,232		50,266
Equity				
Common stock		85		40
Retained earnings (deficit)		(165,023)		(6,093)
Total equity		(164,938)		(6,053)
Total liabilities and equity	$	21,294	$	44,213


Otherweb, Inc.
Statement of Operations
For the years ended December 31, 2022 and 2021


	2022	2021
Net Sales	$ 113	$ -
Cost of Goods Sold	-	-
Gross profit	113	-
Operating Expenses		
Advertising & marketing	1,267	-
Contract labor	106,307	1,354
Bank fees & service charges	99	99
Legal & accounting	125	20
Office expense	23,807	16
Payroll expense	24,123	3,588
Interest expense	2,665	266
Tax expense	650	750
Total operating expenses	159,043	6,093
Net income (loss)	$ (158,930)	$ (6,093)

Otherweb, Inc.
Statement of Stockholder's Equity
As of the years ended December 31, 2022 and 2021

	Common Stock		Retained Earnings (Deficit)		Total	
Beginning Balance	$	40	$	(6,093)	$	(6,053)
Issuance of 4,500,000 shares at par		45				45
Net income (loss)				(158,930)		(158,930)
Ending Balance	$	85	$	(165,023)	$	(164,938)

Otherweb, Inc.
Statement of Cash Flows
As of the years ended December 31, 2022 and 2021

	2022	2021
Cash Flows From Operating Activities		
Net income (loss)	(158,930)	$ (6,093)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Change in accrued interest payable	1,808	266
Change in bank overdraft	34,158	-
Net cash flows from operating activities	(122,964)	(5,827)
Cash Flows From Financing Activities		
Proceeds from issuance of convertible note	100,000	50,000
Proceeds from issuance of common shares at par	45	40
Net cash flows from financing activities	100,045	50,040
Net change in cash and cash equivalents	(22,919)	44,213
Cash and Cash Equivalents, Beginning	44,213	-
Cash and Cash Equivalents, Ending	21,294	$ 44,213

Otherweb, Inc.
Notes to the Financial Statements
Years Ended December 31, 2022 and 2021

1. Organization and Purpose

Otherweb, Inc. (the Company), formerly known as Valurank Corp, is a public benefit corporation organized under the laws of the State of Delaware as of September 12, 2021.

The Company is engaged in scientific and technological research and development aimed at improving the quality and reliability of information people consume on the internet, an enhancing people's ability to acquire knowledge, communicate effectively, and engage in robust public discourse.

2. Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follow:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (US GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time expenses are incurred.

b) Fiscal Year

The Company operates on a December 31st year-end.

c) Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) Risks and Uncertainties

The Company has a limited operating history and is currently in the start-up phase. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, or changes in consumer taste. These could potentially affect the Company's financial condition and the results of its operations.

e) Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. There were no cash equivalents as of December 31, 2022 and 2021.

f) Income Taxes

The Company applies ASC 740 Income Taxes (ASC 740). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

The tax effects from an uncertain tax position can be recognized in the financial statements if the position is more likely than not to be sustained on audit based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during the year ended December 31, 2022 and 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company reserved the recognition of an allowance account in the financial statements. Under current law through CARES Act, net operating losses incurred in the years 2018 through 2020 can be carried back for five years and carried forward indefinitely and not subject to the 80% taxable income limitation while net operating losses incurred in 2021 onwards should be carried forward indefinitely subject to 80% taxable income limitation.

g) Future Accounting Pronouncements Effective After 2022 for Calendar Year-End Nonpublic Companies

During June 2016 (with amended codification in 2018 through ASU 2018-19), the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-13, *Credit Losses (Topic 326)*. ASU No. 2016-13's objective is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date.

During 2017, the FASB issued ASU 2017-04, *Intangibles – Goodwill and Other (Topic 350),* which simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The entity should apply its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount.

During 2018, the FASB issued ASU 2018-12, *Financial Services – Insurance (Topic 944),* which aims to improve the timeliness of recognizing changes in the liability for future policy benefits and modify the rate used to discount future cash flows and their related accounting of certain market-based options or guarantees.

During 2019, the FASB issued ASU 2019-05, *Financial Instruments – Credit Losses (Topic 326) Targeted Transition Relief,* and related codifications ASU 2019-04 and ASU 2019-11. In addition, the FASB also issued ASU 2019-09, *Financial Services – Insurance (Topic 944),* which details the effective dates for applicability to Topic 944.

During 2020, the FASB issued ASU 2020-01, *Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) which* clarifies the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. In addition, the FASB issued ASU 2020-08, *Codification Improvements to Subtopic 310-20, Receivables – Nonrefundable Fees and Other Costs* and ASU 2020-10, *Codification Improvements*. The FASB also issued ASU 2020-06, *Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity.*

During 2021, the FASB issued ASU 2021-02, *Franchisors – Revenue from Contracts with Customers (Subtopic 952-606): Practical Expedient,* which introduce new practical expedient that simplifies the application of the guidance about identifying performance obligations. The FASB also issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers,* which requires an entity (acquirer) to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606.

During 2022, the FASB issued ASU 2022-01, *Derivatives and Hedging (Topic 815) – Fair Value Hedging – Portfolio Layer Method,* which provide provisions as to scope, application of multiple hedged layers of a single-closed portfolio, and accounting treatment for hedge basis adjustments under the portfolio layer method. In addition, the FASB also issued ASU 2022-02, *Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures,* ASU 2022-03, *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions,* and ASU 2022-04, *Liabilities – Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations.*

3. Liquidity and Management Plan

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. The Company incurred operating loss for the year ended December 31, 2022. The Company believes it can operate for at least twelve months from January 27, 2023.

4. Convertible Debt

The Company received $100,000 in proceeds from convertible note issuances during 2022. The maturity date of these convertible notes are 24 months from the initial closing, and the notes accrue an annual interest rate of 2 percent, payable upon maturity. The notes are convertible to Series AA Preferred Stock. No conversion has taken place during the end of the year. Interest expense relating to the notes are $1,808 and $266 as of December 31, 2022 and 2021, respectively.

5. Equity

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 consisting solely of common stock with a par value of $0.00001 per share. As of December 31, 2022, 8,500,000 shares have been issued and outstanding.

During 2021, the Company adopted a stock plan to the Board of Directors wherein it reserved 1,500,000 shares of the Company's common stock.

6. Subsequent Events

The Company has evaluated subsequent events occurring through January 27, 2023, the date on which the financial statements were available to be issued, for events requiring recognition or disclosure in the financial statements. The Company obtained additional financing through convertible notes totaling to $280,000 on January 16, 2023. On January 26, 2023, the State of Delaware approved the articles of amendment whereby the Company's name is changed from Valurank Corp to Otherweb, Inc. and a change from C Corp classification to Public Benefit Corporation.

See independent accountant's review report